UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

REPRO MED SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

759910102

(CUSIP Number)

Michael de León Hawthorne

Dickinson Wright, PLLC

International Square

1825 Eye St. N.W., Suite 900

Washington, D.C. 20006

202-466-5969

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759910102		SCHEDULE 13D

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Andrew I. Sealfon

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 8,127,250

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,127,250

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,127,250**

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.36%*

14	Type of Reporting Person (See Instructions) IN

*The percentage is calculated based upon total outstanding shares of 38,047,260 as of May 7, 2018, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2018.

**Does not include approximately 115,000 shares of common stock owned by Mr. Andrew Sealfon’s wife, 129,939 shares of common stock held by Mr. Sealfon’s son, Brad A. Sealfon, or 85,000 shares of common stock held by Mr. Sealfon’s daughter, Carolyn Sealfon, as to which Mr. Sealfon disclaims beneficial ownership.

CUSIP No. 759910102	SCHEDULE 13D

Explanatory Note: This Schedule 13D is being filed; 1) to report shares beneficially owned by Andrew I. Sealfon (referred to herein as “Mr. Sealfon” or the “Reporting Person”); 2) to report that Mr. Sealfon has been terminated in his role as President, Chairman of the Board, and Chief Executive Officer of the Company, effective July 25, 2018; and 3) to provide an overview of Mr. Sealfon’s current position with regard to the Issuer in light of his termination, including with respect to his prospective intentions to dispose of his current shareholdings or to expand them, depending on various facts and circumstances and in light of Mr. Sealfon’s desire to maintain the broadest set of options available to him at this time.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock of REPRO MED SYSTEMS, INC. (“Issuer” or “RMS”).  The principal executive offices of RMS are located at 24 Carpenter Road, Chester, NY 10918.

Item 2. Identity and Background.

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a)  Name:

Andrew I. Sealfon

(b)  Residence or business address:

The Reporting Person’s business address is 24 Carpenter Road, Chester, NY 10918.

(c)  The Reporting Person’s principal occupation currently is as a member of the board of directors of the Issuer, which is a medical device company located at 24 Carpenter Road, Chester, NY 10918.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person, Andrew I. Sealfon, is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Sealfon co-founded Repro Med Systems, Inc. in 1980 and has been its President, Chief Executive Officer, and head of research and development since that time, except from October 2015 through June 2016, during which time another individual served as President.  This Schedule 13D is being filed in part to reflect Mr. Sealfon’s beneficial ownership of the Issuer by virtue of his founding role and leadership roles in the Issuer since its inception, as well as through awards of common stock from the Issuer and other related transactions in the Issuer’s common stock that have been previously reported on Form 4 and Form 5.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed; 1) to report shares beneficially owned by Mr. Sealfon; 2) to report that Mr. Sealfon has been terminated in his role as President, Chairman of the Board, and Chief Executive Officer of the Issuer, effective July 25, 2018; and 3) to provide an overview of Mr. Sealfon’s current position with regard to the Issuer in light of his termination, including with respect to his prospective intentions to dispose of his current shareholdings or to expand them, depending on various facts and circumstances and in light of Mr. Sealfon’s desire to maintain the broadest set of options available to him at this time.

Mr. Sealfon continues to serve as a Director of the Issuer, after being terminated as its President, Chairman of the Board, and Chief Executive Officer, pursuant to a meeting of the board of directors, which voted 4 to 2 for Mr. Sealfon’s termination (the 4 to 2 vote excluding Mr. Sealfon’s vote against his termination).  Prior to his termination, Mr. Sealfon received two versions of a prospective Summary of Terms from the board of directors (on July 3 and July 14), which outlined terms proposed by certain members of the board of directors of the Issuer under which Mr. Sealfon would step down from his roles as President and Chief Executive of the Issuer.  Partly in response, Mr. Sealfon provided, via email, a presentation to the Issuer’s board of directors, prior to the vote for his

CUSIP No. 759910102	SCHEDULE 13D

termination on July 25, 2018, which highlighted, among other things, the conditions under which Mr. Sealfon was willing to step down from his roles as President and Chief Executive Officer of the Issuer and aid in transitioning in new management.  Relevant excerpts of Mr. Sealfon’s presentation are attached to this Schedule 13D, along with the two versions of a prospective Summary of Terms for Mr. Sealfon that certain members of the board of directors had previously provided to Mr. Sealfon on July 3, 2018 and July 14, 2018, with most of the content of these Summary of Term documents (which addressed matters including, but not limited to, severance pay and consultation roles for Mr. Sealfon) redacted at this time, in consideration of certain statements made by legal counsel to the Issuer.  Among other details, Mr. Sealfon’s presentation to the board of directors on July 25, 2018 expressed Mr. Sealfon’s belief that Dan Goldberger, who was appointed as the interim Chief Executive Officer on July 25, 2018, immediately after Mr. Sealfon’s termination, is an unsuitable officer for the Issuer, as well his beliefs and suggestions that, among other things: 1) Mr. Sealfon was ready to step down immediately from his role as Chief Executive Officer if the Issuer could locate a candidate with adequate experience relevant to the Issuer’s business, with Dr. Fred Ma being one such candidate whom Mr. Sealfon recommended as interim Chief Executive Officer; 2) Mr. Sealfon was prepared to work with a new Chief Executive Officer to develop a proper transition and severance plan for his exit from the Issuer; 3) the entire board of directors of the Issuer review and approve all compensation arrangements for Mr. Sealfon; 4) Mr. Sealfon’s belief that Dr. Fred Ma would serve not only as the most capable, prospective Chief Executive Officer (in an interim capacity), but also that he would be best suited to assisting with the search for and hiring of a permanent Chief Executive Officer replacement for Mr. Sealfon and the Issuer; 5) Mr. Sealfon was prepared to assume the role of Chief Technology Officer to consult with the Issuer as needed on technology matters; and 6) Mr. Sealfon suggested new members of the board of directors, including Jim Glynn and Sean Whelan, to replace certain other members of the board of directors to ensure independence of the board of directors of the Issuer.  For more detail regarding the foregoing, the presentation Mr. Sealfon gave to the board of directors is included as an exhibit hereto.

In light of the foregoing, Mr. Sealfon currently intends to evaluate on an ongoing basis his investments in the Issuer and his options with respect to such investments.  Mr. Sealfon may, for instance, acquire additional shares of common stock for investment and other corporate and strategic purposes if market conditions are favorable, in the open market, in privately negotiated transactions, or otherwise.  Mr. Sealfon may also dispose of some or all of the Issuer’s shares of common stock that he beneficially owns, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued shares of common stock by the Issuer), gift, expiration of options, forfeiture of restricted shares, or otherwise, including, without limitation, sales of shares of common stock pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise.  Mr. Sealfon reserves the right not to acquire shares of common stock at any given time and not to dispose of all or part of his shares of common stock at any given time if he determines such acquisition or disposal is not in his best interest at the time in question.

Other than as described above, Mr. Sealfon does not have any current plans or proposals which relate to, or would result in: (a) any acquisition or disposition of securities of the Company; (b) any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the Issuer’s present capitalization or dividend policy; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of the Issuer’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

Reporting Person	Amount beneficially owned:	Percent of Class*	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Andrew I. Sealfon**	8,127,250	21.36%	8,127,250	0	8,127,250	0

*The percentage is calculated based upon total outstanding shares of 38,047,260 as of May 7, 2018, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2018.

**Does not include approximately 115,000 shares of common stock owned by Mr. Andrew Sealfon’s wife, 129,939 shares of common stock held by Mr. Sealfon’s son, Brad A. Sealfon, or 85,000 shares of common stock held by Mr. Sealfon’s daughter, Carolyn Sealfon, as to which Mr. Sealfon disclaims beneficial ownership.

CUSIP No. 759910102	SCHEDULE 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer has an insider-trading policy in effect with regard to directors, officers, and employees.

Item 7. Material to be Filed as Exhibits.

Exhibit 1                Presentation to the Board of Directors, Dated as of July 25, 2018

Exhibit 2                Summary of Terms, Dated as of July 3, 2018

Exhibit 3                Summary of Terms, Dated as of July 14, 2018

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2018	Andrew I. Sealfon

Name: Andrew I. Sealfon